Form 10-K405, Exhibit 13
QUALITY FOOD CENTERS INC
filed 1995-03-31
CIK 804333

--------------------------------------------------------------------------------
                  FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA





FISCAL YEAR ENDED (IN THOUSANDS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                         Dec. 31, 1994    Dec. 25, 1993  Dec. 26, 1992  Dec. 28, 1991  Dec. 29, 1990
                         -------------    -------------  -------------  -------------  -------------
Sales                         $575,879         $518,260       $460,107       $395,151       $347,652
Operating income                39,212           38,897         36,845         29,987         23,080
Net earnings                    26,376           25,994         25,076         20,647         15,937
Earnings per share                1.34             1.33           1.28           1.06            .83
Weighted average
   shares outstanding           19,656           19,592         19,623         19,510         19,294
Cash dividends
   per share                  $    .20         $    .15       $      -       $      -       $      -
Total assets                  $207,914         $181,275       $150,974       $115,922       $ 92,707
Shareholders' equity           158,178          133,620        108,345         81,169         59,077
Depreciation and
   amortization                 11,605            9,283          7,782          6,511          6,001
--------------------------------------    -------------  -------------  -------------  -------------

--------------------------------------------------------------------------------
                                FINANCIAL REVIEW





--------------------------------------------------------------------------------

                      R E C E N T   D E V E L O P M E N T S

On March 2, 1995, the principal operations of the Olson's Food Stores chain were merged into the Company, including twelve Olson's supermarkets - eight in Snohomish County and four in King County, Washington - three additional stores in various stages of development and rights to several other future sites in the same market. As consideration for the operations being merged, the Company paid $18 million in cash, issued 752,941 shares of common stock and assumed $24 million of Olson's long-term debt. The Company acquired the Rainier Market store in Seattle in January 1995. The store was closed for demolition and a replacement store is being constructed to be opened in the summer of 1995. The Company also entered into an agreement to acquire three stores from Puget Sound Marketing, located in Auburn, Enumclaw and Gig Harbor, Washington operating under the Hogan's Market and Bag & Save names. This transaction is expected to be consummated on March 25, 1995, subject to the satisfaction of certain conditions.
     As part of a recapitalization, on January 19, 1995, the Company commenced a self-tender offer for up to 7,000,000 shares of its common stock at a price of $25.00 per share payable in cash. The tender offer will expire on March 17, 1995. In addition, the Company agreed to sell 1,000,000 newly issued shares of its own common stock to Zell/Chilmark Fund L.P. (Zell/Chilmark) at $25.00 per share. This transaction is expected to close on March 30, 1995. Zell/Chilmark will also acquire 2,975,000 shares at $25.00 per share directly from the Company's chairman and chief executive officer in a separate transaction which is expected to close on January 15, 1996. The Company will borrow up to approximately $174,000,000 under a new $220,000,000 senior credit facility to finance the $24 million of long-term debt assumed in the Olson's merger and to repurchase its shares pursuant to the self-tender offer.
     Due to the above developments, the Company's financial statements will change significantly, reflecting lower cash balances, a significant reduction in shareholders' equity and increase in long-term debt and a related reduction in interest income and increase in interest expense. Pro forma information regarding the Olson's merger and recapitalization is presented in Note J to the Company's 1994 financial statements.



                                 O V E R V I E W

QFC reported record sales and earnings for its eighth consecutive year since going public in 1987. While its margins and financial ratios are among the highest in the supermarket industry, 1994 was a challenging year for the Company as it faced its third consecutive year of food price deflation, difficult comparisons during the first part of the year due to external events in 1993, as well as a softer regional economy, a more cautious consumer and a supermarket industry that remains highly competitive. The Company also experienced increases in certain operating expenses and occupancy costs due to rate increases in certain areas such as labor and from adding a record number of stores. As a result of these factors, the Company experienced lower operating margins and modest increases in its sales and earnings in 1994.

--------------------------------------------------------------------------------
  The table below sets forth items in the Company's statements of earnings as a percentage of sales:
--------------------------------------------------------------------------------


                                                  1994       1993        1992
                                             ---------   --------   ---------
Sales                                            100.0%     100.0%      100.0%
Cost of sales & related occupancy expenses        74.8       74.7        74.6
                                             ---------   --------   ---------
Gross margin                                      25.2       25.3        25.4
Marketing, general & administrative expenses      18.4       17.8        17.4

                                             ---------   --------   ---------
Operating income                                   6.8        7.5         8.0
Interest income                                     .2         .2          .2
                                             ---------   --------   ---------
Earnings before income taxes                       7.0        7.7         8.2
Taxes on income                                    2.4        2.7         2.8
                                             ---------   --------   ---------
Net earnings                                       4.6%       5.0%        5.4%
                                             ---------   --------   ---------
------------------------------------------------------   --------   ---------

                                      SALES

Sales increases over the past three years are due primarily to the opening of new stores and the expansion and remodeling of existing stores. Square footage from new stores, acquired stores and expansion and remodeling increased 22%, 19% and 18% in 1994, 1993 and 1992.
     Sales for 1994 reached $575.9 million, an increase of $57.6 million, or 11.1%. Comparable store sales, which exclude sales in stores opened or remodeled during the previous 12 months and the 53rd week of 1994, decreased 0.5%. This reflects food price deflation and the unusually strong results in the first half of 1993 due to increased sales from widespread power outages in our market area resulting from a major windstorm and an E. coli-bacteria outbreak in a local fast-food chain. These external events helped produce an 18% sales gain with a 6.5% increase in comparable store sales in the first quarter of 1993. The sales increase in 1994 includes the additional week due to 1994 being a 53-week year. The Company's sales increase in 1994 was lower than the 22% increase in store square footage because the majority of square feet added was from new and acquired stores open for a partial year, and whose sales per square foot are significantly lower than newly remodeled or older, more mature stores.
     Sales for 1993 were $518.3 million, an increase of $58.2 million, or 12.6%. Comparable store sales increased 2.9%.
     Sales increased $64.9 million in 1992, reaching $460.1 million, a 16.4% increase. Comparable store sales were up 2.9%.

--------------------------------------------------------------------------------
     Sales per square foot of selling space were $619, $681 and $718 in 1994, 1993 and 1992. This trend, and the lower percentage growth in comparable store sales, are the result of new, larger and less mature stores becoming a more significant part of the Company's sales, the maturing of older stores to a level where substantial sales growth is more difficult, and the Company's strategy of opening stores in certain locations that enhance the Company's competitive position and protect its market share but reduce sales in nearby existing stores. In addition, the Company experienced lower sales in certain existing stores due to the Company's competitors opening new stores and remodeling their stores that are located near the Company's stores. Management believes that these sales trends will continue in 1995 due to the above factors, especially if deflation and a softer regional economy continue. Historically, comparable store sales increases have resulted from market penetration through the maturing of the Company's newer stores, the Company's continuing commitment to customer service and quality merchandise, its expanding marketing and merchandising efforts and the long-term benefits from its store expansion and remodeling program.



                                    INFLATION

During 1994, the Company's sales reflect food price deflation of approximately 1.4% while during 1993 and 1992, the Company's sales reflect food price deflation of less than 1%.


                  COST OF SALES AND RELATED OCCUPANCY EXPENSES

Cost of sales and related occupancy expenses increased slightly in 1994 and 1993 due to promotional pricing for the opening of new and remodeled stores, ongoing competitive pricing and rising occupancy costs, including depreciation and amortization resulting from new and remodeled stores. The impact of these factors has been largely mitigated by a larger portion of sales coming from higher margin service departments, more effective merchandising and buyin g and reduced inventory shrinkage due to improved systems and controls. The adjustment for LIFO inventory resulted in no change in cost of sales in 1994, an increase of $25,000 in 1993, and a decrease of $161,000 in 1992.



                 MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

Marketing, general and administrative expenses (operating expenses), as a percent of sales, increased .6% to 18.4% in 1994 after a .4% increase in 1993. These increases resulted primarily from two factors. First, while sales reflect continued deflation, rates for certain operating expenses, such as store labor and utilities continued to increase. Secondly, lower sales per square foot and higher expenses associated with new stores had an impact on operating expenses. Further, four of the newly acquired stores were undergoing major remodeling during the fourth quarter of 1994, resulting in higher operating expenses. The Company continues to focus on controlling operating expenses and improving productivity while maintaining superior service levels and high product quality and selection in well-maintained stores.

--------------------------------------------------------------------------------
                                OPERATING INCOME

Operating income increased less than 1% in 1994 on an 11.1% sales increase and 6% in 1993 on a 12.6% sales gain due to declining operating margins as described above. Operating income increased 23% in 1992 on a sales gain of 16.4% as improved gross margins and a lower operating expense ratio resulted in record operating margins of 8% of sales.



                                 INTEREST INCOME

Interest income increased $53,000 in 1994 due to higher cash balances and interest rates, while 1993 was up slightly over 1992 due to higher average cash balances.



                                  INCOME TAXES

The Company's effective federal income tax rate was 34.3% in 1994, 34.7% in 1993 and 33.5% in 1992. The increase in the Company's effective tax rate in 1993 was due to the Omnibus Budget Reconciliation Act of 1993 ("the 1993 Tax Act"), which raised corporate tax rates one percent to 35% retroactive to the beginning of 1993. This resulted in additional federal income tax expense for 1993, including $138,000 for the revaluation of the Company's deferred tax liability in its financial statements as required by Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes", which the Company adopted effective December 27, 1992. Including this effect, the impact of the 1993 Tax Act on the Company's 1993 earnings was a reduction of approximately $535,000, or $.03 per share.



                                  NET EARNINGS

Higher operating and interest income and a slightly lower effective tax rate resulted in a 1.5% increase in net earnings in 1994 to a record $26.4 million, or 4.6% of sales. The 6% increase in 1993 operating income and slight increase in interest income were offset in part by the effect of the 1993 Tax Act, resulting in a 3.7% increase in net earnings for 1993, which were $26 million, or 5.0% of sales, compared with net earnings of $25.1 million, or 5.4% of sales in 1992. Earnings per share were $1.34 in 1994, compared with $1.33 in 1993 and $1.28 in 1992.

--------------------------------------------------------------------------------

                         Liquidity and Capital Resources
The Company's principal source of liquidity has been cash generated from operations. Cash provided by operations of $34.6 million along with proceeds from issuances of stock under the Company's benefit plans of $2.1 million in 1994, were offset by capital expenditures of $28.2 million and cash dividends of $3.9 million. This resulted in an increase in the Company's cash and cash equivalents of $3.9 million during 1994 to $35.2 million. The Company's ratio of current assets to current liabilities increased to 1.58 to 1 at December 31, 1994, compared to 1.35 to 1 at December 25, 1993.
     The Company's expansion and remodeling and new store activities for the period from 1986 through 1994, are summarized below:

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                 New or         Square             Capital
         Major Remodels /                      Acquired           Feet       Expenditures*
       Replacement Stores    Re-remodels         Stores          Added      (in thousands)
       ------------------  -------------  -------------  -------------  ------------------
1986                    3              -              1         58,000         $     3,500
1987                    2              -              -          8,000               5,700
1988                    5              -              -         16,000               7,600
1989                    2              -              2         85,000               9,900
1990                    1              2              3        107,000              16,600
1991                    2              1              3        127,000              25,900
1992                    5              1              3        137,000              26,800
1993                    3              -              5        173,000              43,000
1994                    2              2              7        239,000              28,200
       ------------------  -------------  -------------  -------------  ------------------
Total                  25              6             24        950,000            $167,200
       ------------------  -------------  -------------  -------------  ------------------
-------------------------  -------------  -------------  -------------  ------------------

* Includes purchase of real estate held for investment.


     1994 was the Company's most active year to date in terms of square footage growth. New stores included one new construction, the acquisition of a store in Sequim, the Company's first on t he Olympic Peninsula, and the acquisition of five other stores from two independent operators in the Company's existing market.

     1995 will represent an even more aggressive year with an increase in square footage of 48% expected from the 12 Olson's stores, the Rainier Market store and three stores to be acquired from Puget Sound Marketing described above under Recent Developments. The Company has secured a number of other sites that are still in the entitlement process or subject to other contingencies and is actively pursuing other new store locations and acquisition opportunities.

--------------------------------------------------------------------------------

     The Company owns the real estate at five of its 45 store facilities in operation. As of December 31, 1994, the Company owned the strip shopping centers where four of these stores are located; however, the real estate operations of these centers are currently insignificant to the Company's results of operations. The Company has sold one of the centers since year end and the others are for sale. The Company plans to retain ownership of its store buildings and pads. The remaining stores are leased under long-term operating leases.
     Capital expenditures, which include the purchase of land, fixtures, equipment and leasehold improvements as well as the purchase of leasehold interests, other property rights, goodwill and covenants not to compete, are projected to remain substantial in 1995 and subsequent years as the Company continues to expand and remodel existing stores and acquire and open new stores.
     During 1994, the Company paid cash dividends of $.20 per share of the Company's common stock totalling $3.9 million and a dividend of $.05 per share was paid in February 1995. The Company has a share repurchase program under which it is authorized to make open market purchases from time to time of up to 1,000,000 shares of the outstanding common stock of the Company. No shares have been purchased under this program.
     The $220 million Credit Facility to be entered into in connection with the recapitalization discussed above under Recent Developments consists of a term loan of $140 million (the "Term Loan") and revolving credit loans of up to $80 million (the "Revolving Loans"), if 7,000,000 Shares are purchased in the Offer. Principal repayments of the Term Loan are due in quarterly installments from March 1997 through September 2001. The Revolving Loans are available on a revolving credit basis for general corporate purposes and any outstanding amounts would become due in September 2001. At the Company's option, the interest rate per annum applicable to the Credit Facility is either (1) the greater of the bank agent's reference rate and .5% above the federal funds rate or (2) LIBOR plus a margin of 1.25% initially, with margin reductions if the Company meets specified financial ratios. The Credit Facility contains a number of significant covenants that, among other things; restrict the ability of the Company to incur additional indebtedness or incur liens on its assets, in each case subject to specified exceptions, impose specified financial tests as a precondition to the Company's acquisition of other businesses, and prohibit the Company from making certain restricted payments (including dividends) and restrict the Company from making share repurchases above certain amounts before January 1, 1997 and, subject to specified financial tests, restrict its ability to make such payments and repurchases thereafter. In addition, the Company is required to comply with specified financial ratios and tests, including a maximum debt to cash flow ratio, minimum ratios of cash flow to fixed charges, a minimum accounts payable to inventory ratio and a minimum net worth test. The Credit Facility is secured by a lien on all of the Company's receivables and intangible assets.
     The amount of the Credit Facility is significantly higher than the Company's planned current financing needs, which will help to accommodate other future growth opportunities. While the Company believes this credit facility and existing cash and cash generated from operations will be adequate to fund planned expansion, the Company believes it can readily obtain additional capital, if needed, through other institutional financing or further issuance of debt or equity securities.

--------------------------------------------------------------------------------
                             STATEMENTS OF EARNINGS





YEARS ENDED DECEMBER 31, 1994,  DECEMBER 25, 1993 AND DECEMBER 26, 1992
--------------------------------------------------------------------------------

                                                        1994           1993           1992
                                               -------------  -------------  -------------
Sales                                           $575,878,589   $518,259,868   $460,106,878
Cost of sales and related occupancy expenses     430,711,080    386,895,474    343,118,425
Marketing, general and administrative expenses   105,955,569     92,467,509     80,143,311
                                               -------------  -------------  -------------
Operating income                                  39,211,940     38,896,885     36,845,142
Interest income                                      932,596        879,687        863,578
                                               -------------  -------------  -------------
Earnings before income taxes                      40,144,536     39,776,572     37,708,720
Taxes on income:
 Current                                          11,593,000     11,207,000     10,628,000
 Deferred                                          2,175,000      2,576,000      2,005,000
                                               -------------  -------------  -------------
Total taxes on income                             13,768,000     13,783,000     12,633,000
                                               -------------  -------------  -------------
Net earnings                                    $ 26,376,536   $ 25,993,572   $ 25,075,720
                                               -------------  -------------  -------------
                                               -------------  -------------  -------------
Earnings per share                              $       1.34   $       1.33   $       1.28
                                               -------------  -------------  -------------
                                               -------------  -------------  -------------
Weighted average shares outstanding               19,656,000     19,592,000     19,623,000
                                               -------------  -------------  -------------
Dividends per common share                      $        .20   $        .15              -
                                               -------------  -------------  -------------
------------------------------------------------------------  -------------  -------------

See notes to financial statements.

--------------------------------------------------------------------------------
                       STATEMENTS OF SHAREHOLDERS' EQUITY





--------------------------------------------------------------------------------


                                               Common Stock
                                     ----------------------------       Retained
                                            Shares         Amount       Earnings          Total
                                     -------------  -------------  -------------  -------------
Balance at December 28, 1991            19,120,060    $20,294,449   $ 60,874,348   $ 81,168,797
Net earnings                                     -              -     25,075,720     25,075,720
Common stock issued                        113,624      1,577,791              -      1,577,791
Tax benefit related
   to stock options                              -        523,000              -        523,000
                                     -------------  -------------  -------------  -------------
Balance at December 26, 1992            19,233,684     22,395,240     85,950,068    108,345,308
Net earnings                                     -              -     25,993,572     25,993,572
Common stock issued                        115,463      1,980,582              -      1,980,582
Tax benefit related
   to stock options                              -        199,829              -        199,829
Cash dividends ($.15 per share)                  -              -    (2,899,049)    (2,899,049)
                                     -------------  -------------  -------------  -------------
Balance at December 25, 1993            19,349,147     24,575,651    109,044,591    133,620,242
Net earnings                                     -              -     26,376,536     26,376,536
Common stock issued                        131,862      1,992,900              -      1,992,900
Tax benefit related
   to stock options                              -         76,065              -         76,065
Cash dividends ($.20 per share)                  -              -    (3,887,905)    (3,887,905)
                                     -------------  -------------  -------------  -------------
Balance at December 31, 1994            19,481,009    $26,644,616   $131,533,222   $158,177,838
                                     -------------  -------------  -------------  -------------
--------------------------------------------------  -------------  -------------  -------------

See notes to financial statements.

--------------------------------------------------------------------------------
                                 BALANCE SHEETS





--------------------------------------------------------------------------------

                                                              December 31, 1994    December 25, 1993
                                                             ------------------   ------------------
Assets
Current Assets
Cash and cash equivalents                                          $ 35,162,625         $ 31,256,492
Accounts receivable                                                   3,285,717            2,779,017
Inventories                                                          23,615,073           19,429,927
Prepaid expenses                                                      2,645,579            1,890,137
                                                             ------------------   ------------------
Total Current Assets                                                 64,708,994           55,355,573
Properties
Land                                                                  9,721,225            9,410,200
Buildings, fixtures and equipment                                    96,096,154           82,834,617
Leasehold improvements                                               32,577,792           28,571,543
                                                             ------------------   ------------------
                                                                    138,395,171          120,816,360
Accumulated depreciation and amortization                           (36,095,273)          (26,169,199
                                                             ------------------   ------------------)
                                                                    102,299,898           94,647,161
Leasehold interest, net of accumulated amortization
   of $7,946,985 and $6,800,940                                      16,133,654           16,479,699
Real estate held for investment                                      19,166,054           11,969,975
Other assets                                                          5,605,002            2,822,583

                                                             ------------------   ------------------
                                                                   $207,913,602         $181,274,991
                                                             ------------------   ------------------
                                                             ------------------   ------------------
 Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                                   $ 24,043,452         $ 24,078,572
Accrued payroll and related benefits                                  9,941,414            9,459,804
Accrued business and sales taxes                                      3,915,494            3,188,322
Other accrued expenses                                                2,692,404            3,759,051
Federal income taxes payable                                            340,000              541,000
                                                             ------------------   ------------------
Total Current Liabilities                                            40,932,764           41,026,749
Deferred income taxes                                                 8,803,000            6,628,000
Shareholders' Equity
Common stock, at stated value -
   Authorized 60,000,000 shares
   Issued and outstanding 19,481,009 shares
      and 19,349,147 shares                                          26,644,616           24,575,651
Retained earnings                                                   131,533,222          109,044,591
                                                             ------------------   ------------------
Total Shareholders' Equity                                          158,177,838          133,620,242
                                                             ------------------   ------------------
                                                                   $207,913,602         $181,274,991
                                                             ------------------   ------------------
-------------------------------------------------------------------------------   ------------------

See notes to financial statements.

--------------------------------------------------------------------------------
                            STATEMENTS OF CASH FLOWS





YEARS ENDED DECEMBER 31, 1994, DECEMBER 25, 1993 AND DECEMBER 26, 1992
--------------------------------------------------------------------------------

                                                            1994            1993            1992
                                                   -------------   -------------   -------------
Operating Activities
Net earnings                                        $ 26,376,536    $ 25,993,572    $ 25,075,720
Adjustments to reconcile net earnings to net
   cash provided by operating activities:
Depreciation and amortization of properties           10,130,395       8,040,474       6,869,675
Amortization of leasehold interest and other           1,474,404       1,242,383         912,267
Deferred income taxes                                  2,175,000       2,576,000       2,005,000
Change in operating assets and liabilities:
Accounts receivable                                     (506,700)        164,327        (979,399)
Inventories                                           (4,185,146)     (3,587,343)     (2,454,325)
Prepaid expenses                                        (755,442)       (327,116)       (721,730)
Accounts payable                                         (35,120)      1,751,063       4,720,957
Accrued payroll and related benefits                     481,610         603,201         498,642
Accrued business and sales taxes                         727,172         406,122         457,964
Other accrued expenses                                (1,066,647)        258,027         (17,087)
Federal income taxes payable                            (201,000)       (568,000)        210,000
                                                   -------------   -------------   -------------
Net cash provided by operating activities             34,615,062      36,552,710      36,577,684
                                                   -------------   -------------   -------------

Investing Activities
Capital expenditures                                 (20,983,065)    (39,864,618)    (26,468,742)
Purchase of real estate held for investment           (7,196,079)     (3,156,420)       (358,582)
Other                                                   (710,845)      1,493,830       2,260,944
                                                   -------------   -------------   -------------
Net cash used by investing activities                (28,889,989)    (41,527,208)    (24,566,380)
                                                   -------------   -------------   -------------

Financing Activities
Proceeds from issuances of common stock                2,068,965       2,180,411       2,100,791
Cash dividends                                        (3,887,905)     (2,899,049)              -
                                                   -------------   -------------   -------------
Net cash provided (used) by financing activities      (1,818,940)       (718,638)      2,100,791
                                                   -------------   -------------   -------------
Net increase (decrease) in cash
   and cash equivalents                                3,906,133      (5,693,136)     14,112,095

Cash and cash equivalents
   at beginning of period                             31,256,492      36,949,628      22,837,533
                                                   -------------   -------------   -------------
Cash and cash equivalents at end of period          $ 35,162,625    $ 31,256,492    $ 36,949,628
                                                   -------------   -------------   -------------
----------------------------------------------------------------   -------------   -------------

Supplemental cash flow information
Cash paid during the year for:
Income taxes                                        $ 11,718,000    $ 11,576,000    $  9,895,000
                                                   -------------   -------------   -------------

See notes to financial statements.

--------------------------------------------------------------------------------
                          NOTES TO FINANCIAL STATEMENTS
     YEARS ENDED DECEMBER 31, 1994, DECEMBER 25, 1993 AND DECEMBER 26, 1992




--------------------------------------------------------------------------------

                                     Note A
                   Summary of Significant Accounting Policies

Organization - Quality Food Centers, Inc. (QFC) owns and operates a chain of retail supermarkets in Washington State.

Earnings Per Share - Earnings per share is based upon the weighted average number of common shares and common share equivalents outstanding during the period.

Fiscal Year - The Company's fiscal year ends on the last Saturday in December. The year ended December 31, 1994 was a 53-week fiscal year. The years ended December 25, 1993 and December 26, 1992 represent 52-week fiscal years.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company's investment portfolio is diversified and consists of investment grade securities, recorded at cost which approximates market value.

  The Company's cash management system provides for reimbursement of bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank in the aggregate amount of $13,004,480 and $11,452,149 at December 31, 1994 and December 25, 1993, are included in accounts pa yable.

Depreciation and Amortization - Depreciation is provided on the straight-line method over the shorter of the estimated useful lives or 311/2 years for buildings and three to ten years for fixtures and equipment. Amortization of leasehold improvements is computed on the straight-line method over the term of the lease or useful life of the assets, whichever is shorter.

Start-up and Promotional Expenses - Costs incurred in connection with the start-up and promotion of new store openings and major store remodels are expensed as incurred.

Leasehold Interest - Leasehold interests from acquired operating lease rights are amortized over the term of the respective leases, including renewal periods exercisable at the option of the Company. Management believes that exercise of renewal options is probable. Periodically, the Company renegotiates its leases to facilitate the remodeling and expansion of its stores. The impact of lease modifications on the related leasehold interest is evaluated to determine if the asset has been impaired.

Real Estate Held for Investment - Real estate held for investment includes land and buildings the Company has acquired where it plans to either operate a store in the future or sell the real estate, and is recorded at the lower of cost or market.

Reclassifications - Certain prior years' balances have been reclassified to conform to classifications used in the current year.

--------------------------------------------------------------------------------

                                     NOTE B
                                   INVENTORIES
Substantially all merchandise inventories are valued at the lower of last-in, first-out (LIFO) cost or market. The LIFO method results in a better matching of costs and revenues, as current merchandise cost is recognized in cost of merchandise sold instead of in ending inventories as is the practice under the first-in, first-out (FIFO) method. Information related to the FIFO method may be useful in comparing operating results to those of companies not on LIFO.
  On a supplemental basis, if inventories had been valued at the lower of FIFO cost or market, inventories would have increased by $1,214,500 as of December 31, 1994 and December 25, 1993, and net earnings would have increased by $16,000 in 1993 and decreased by $106,000 in 1992.



--------------------------------------------------------------------------------

                                     NOTE C
                                     LEASES
The Company leases its administrative offices and 40 of its 45 store facilities in operation under noncancelable operating leases expiring through 2022. Certain of the leases include renewal provisions at the Company's option. Minimum rental commitments under noncancelable leases, which exclude stores added in 1995, as of December 31, 1994, are as follows:

--------------------------------------------------------------------------------


                                                   Year Ending
                                                      December
                                                  ------------     -------------
                                                          1995      $  8,140,900
                                                          1996         7,991,400
                                                          1997         7,844,100
                                                          1998         7,649,900
                                                          1999         7,412,600
                                                    Thereafter        73,767,000
                                                  ------------     -------------
                                                                    $112,805,900
                                                                   -------------
--------------------------------------------------------------     -------------

  A majority of the store facility leases provide for contingent rentals based upon specified percentages of sales, real estate tax escalation clauses and executory costs. Space in several store facilities has been sublet.
  A summary of rental expense under operating leases is as follows:

--------------------------------------------------------------------------------

                                             1994           1993           1992
                                     ------------   ------------    -----------
Minimum rent                          $ 8,184,998    $ 7,170,043     $5,212,688
Contingent rentals                      1,744,072      1,989,793      2,813,105
Real estate taxes and executory costs   2,321,142      2,029,980      1,686,011
Less sublease rentals                    (164,263)      (161,030)      (170,091)
                                     ------------   ------------    -----------
                                      $12,085,949    $11,028,786     $9,541,713
                                     ------------   ------------    -----------
-------------------------------------------------   ------------    -----------

                                       27

--------------------------------------------------------------------------------

                                     NOTE D
                              FEDERAL INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and result from differences in the timing of recognition of revenue and expenses for tax and financial statement reporting. The tax effects of significant items comprising the Company's deferred tax liability as of December 31, 1994 and December 25, 1993 are as follows:

--------------------------------------------------------------------------------

                                                           1994             1993
                                                 --------------   --------------
Deferred tax assets:
Compensated absences                                $   750,000      $   606,000
Self insurance                                          388,000          433,000
Other                                                   688,000          606,000
                                                 --------------   --------------
                                                      1,826,000        1,645,000
Deferred tax liabilities:
Accelerated depreciation                              9,813,000        7,364,000
Multiemployer pension contribution                      558,000          439,000
Other                                                   258,000          470,000
                                                 --------------   --------------
                                                     10,629,000        8,273,000
                                                 --------------   --------------

 Net deferred tax liability                         $ 8,803,000      $ 6,628,000
                                                 --------------   --------------
---------------------------------------------------------------   --------------

  The Company's effective tax rate was 34.3%, 34.7% and 33.5% in 1994, 1993 and 1992. Differences from statutory rates resulted primarily from investments in tax-free municipal securities. No valuation allowance was necessary for the deferred tax assets at December 31, 1994.



--------------------------------------------------------------------------------

                                     NOTE E
                           RELATED PARTY TRANSACTIONS
Pursuant to an agreement with its chairman, chief executive officer and principal shareholder, the Company pays a management fee of 0.2% of sales as compensation for management advisory services. The Company does not pay a salary or bonus to its chairman and chief executive officer. Management fee expense under the agreement for 1994, 1993 and 1992 was $1,151,757, $1,036,520 and $920,214.
  In August 1993, two partnerships which include the Company's chairman and chief executive officer acquired the 24-acre University Village Shopping Center, where one of the Company's stores is located and which is adjacent to the 8.8 acre parcel of land the Company acquired in 1991. In connection with the transaction the Company negotiated with the partnerships for certain property rights and lease modifications, which among other rights, provide the Company with the right to be the exclusive grocery store in the center, the right to relocate its store and a lease term extension of 15 years. The Company paid $4,960,000 for these rights, which is included in Leasehold Interest and is being amortized over the life of the lease. Rentals and common area and real estate tax reimbursements paid to the partnerships were at the same rates paid to the previous owner of the center and totaled approximately $715,000 and $244,000 for fiscal years ended December 31, 1994 and December 25, 1993.

--------------------------------------------------------------------------------

                                     NOTE F
                                RETIREMENT PLANS
The Company participates in a union administered multiemployer defined benefit pension plan for employees covered by collective bargaining agreements. The contributions under this plan were $2,386,971, $2,166,699 and $1,950,836 for 1994, 1993 and 1992.
  The Company's defined contribution profit-sharing plan includes employees not covered by collective bargaining agreements who meet certain service requirements. Contributions to the plan are based on a percentage of gross wages and are made at the discretion of the Company. The Company's profit-sharing expense was $467,000, $372,000 and $366,000 for 1994, 1993 and 1992.

The Company maintains a voluntary defined contribution retirement plan qualified under Section 401(k) of the Internal Revenue Code of 1986, available to all eligible employees not covered by collective bargaining agreements. The Company does not currently match employee contributions to the plan.

--------------------------------------------------------------------------------

                                     NOTE G
                              SHAREHOLDERS' EQUITY
In March 1987, the Company adopted an Incentive Stock Option Plan, under which options vest ratably over five years and expire after 10 years from the date of grant. In December 1989, the Company adopted its Directors' Nonqualified Stock Option Plan for non-employee (non-affiliated) directors of the Company, under which non-qualified options vest ratably over three years and expire, with certain exceptions, ten years after the date of grant. In 1993, the Company's shareholders approved the 1993 Executive Stock Option Plan, under which non-qualified options vest ratably over five years and expire after 10 years.
  These plans provide for the grant of options to acquire up to 2,300,000 shares of common stock to officers, directors and employees. Options for 985,453 shares granted to 502 employees and four directors were outstanding at December 31, 1994. Stock option activity under these plans for the last three years was as follows:

--------------------------------------------------------------------------------

                                      Number          Option Price
                                   of Shares          per Share
                                  ----------          ------------
Outstanding, December 28, 1991      632,280       $  3.25 to 33.00
Granted                             112,550         31.38 to 34.00
Forfeited                            (6,240)         6.06 to 33.50
Exercised                           (52,100)         3.25 to 28.50
Outstanding, December 26, 1992      686,490          3.25 to 34.00
Granted                             205,800         25.50 to 32.75
Forfeited                            (3,930)         6.06 to 34.00
Exercised                           (54,841)         3.25 to 31.38
Outstanding, December 25, 1993      833,519          3.25 to 34.00
Granted                             204,200         21.00 to 22.75
Forfeited                           (11,610)         6.06 to 34.00
Exercised                           (40,656)         3.25 to 17.25
Outstanding, December 31, 1994      985,453          3.25 to 34.00
Exercisable, December 31, 1994      487,393       $  3.25 to 34.00

--------------------------------------------------------------------------------


  In 1990, the Company adopted an Employee Stock Purchase Plan under which 500,000 shares of the Company's common stock are reserved for issuance to employees. Employees are eligible to participate through payroll deductions in amounts related to their basic compensation. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period.
Under the plan, 91,206, 60,622 and 61,524 shares were issued to 1,061, 1,088 and 801 employees, in 1994, 1993 and 1992. As of December 31, 1994, payroll deductions totaling $1,141,242 on behalf of approximately 950 employees were accrued for purchase of shares on March 31, 1995.


--------------------------------------------------------------------------------

                                     NOTE H
                                 OLSON'S MERGER
On March 2, 1995 the principal operations of Olson's Food Stores, Inc. were merged into the Company, including assets and liabilities related to 12 of its grocery stores and its interest in certain grocery stores in various stages of development, and its rights to several other future sites. The merger will have the effect of an acquisition of 100% of the outstanding voting securities of Olson's Food for $18,000,000 cash, 752,941 shares of the Company's common stock, which as of March 2, 1995 had a value of $18,070,000, and the assumption by the Company of approximately $24,000,000 of indebtedness of Olson's Food. Pro forma financial information related to this transaction is presented in Note J.


--------------------------------------------------------------------------------

                                     NOTE I
                                RECAPITALIZATION
On January 19, 1995, the Company commenced a self-tender offer for up to 7,000,000 shares of its common stock at a price of $25.00 per share payable in cash. In addition, the Company agreed to sell 1,000,000 newly issued shares of its own common stock to Zell/Chilmark Fund L.P. (Zell/Chilmark) at $25.00 per share. Zell/Chilmark will also acquire 2,975,000 shares at $25.00 per share directly from the Company's chairman and chief executive officer in a separate transaction. In connection with the self-tender and the Olson's merger described in Note H, the Company will also borrow up to approximately $174,000,000 under a new $220,000,000 senior credit facility. Pro forma financial information related to the recapitalization is presented in Note J.

--------------------------------------------------------------------------------

                                     NOTE J
                   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
The following pro forma financial information sets forth historical information which has been adjusted to reflect the Olson's Food merger and the recapitalization described in Notes H and I. The pro forma information is presented as of and for the year ended December 31, 1994. Olson's historical information is as of and for the year ended October 29, 1994. The pro forma statement of earnings information assumes the transactions have taken place at the beginning of the period presented, while the pro forma balance sheet information assumes the transactions have occurred on December 31, 1994.

                  CONDENSED STATEMENTS OF EARNINGS INFORMATION
--------------------------------------------------------------------------------

                                                              Pro Forma
                                                             Adjustments                        Pro Forma
                                                     -------------------------------
                     December 31, 1994      Olson's     Olson's    Recapitalization     December 31, 1994
                     -----------------  -----------  ----------   -----------------   -------------------
Sales                         $575,879     $112,098   $       -           $       -              $687,977
Net earnings                    26,376        3,685      (2,591)             (7,937)               19,533
Earnings per share            $   1.34          N/A           -                   -              $   1.36
Weighted average
   shares outstanding           19,656          N/A         753              (6,000)               14,409
--------------------------------------  -----------  -----------  -----------------  --------------------

                       CONDENSED BALANCE SHEET INFORMATION
--------------------------------------------------------------------------------

                                                              Pro Forma
                                                             Adjustments                        Pro Forma

                                                      ------------------------------
                     December 31, 1994      Olson's      Olson's    Recapitalization    December 31, 1994
                    ------------------   ----------   ----------   -----------------   ------------------
Current assets                $ 64,709    $   7,694    $(18,000)          $  (5,500)             $ 48,903
Property, plant
   and equipment               102,300       16,721           -                   -               119,021
Other assets                    40,905          961      42,388               1,200                85,454
                    ------------------   ----------   ----------   -----------------   ------------------
                              $207,914    $  25,376    $ 24,388           $  (4,300)             $253,378
                    ------------------   ----------   ----------   -----------------   ------------------
--------------------------------------   ----------   ----------   -----------------   ------------------

Current liabilities           $ 40,933    $   7,694    $      -           $       -              $ 48,627
Long-term debt                       -        6,583      17,417             150,000               174,000
Deferred income
   taxes                         8,803            -           -                   -                 8,803
Shareholders'
   Equity                      158,178       11,099       6,971            (154,300)               21,948
                    ------------------   ----------   ----------   -----------------   ------------------
                              $207,914    $  25,376    $ 24,388           $  (4,300)             $253,378
                    ------------------   ----------   ----------   -----------------   ------------------
--------------------------------------   ----------   ----------   -----------------   ------------------

                                       31

--------------------------------------------------------------------------------

     Pro forma adjustments to the balance sheet information reflect the reduction in cash, increase in long-term debt and change in common stock outstanding as a result of the Olson's merger and recapitalization, assuming 7,000,000 shares are repurchased. Pro forma adjustments to the statement of earnings information reflect the related reduction in interest income, increase in interest expense and additional depreciation and amortization of the excess of the price paid in connection with the Olson's merger over the fair value of the net tangible assets to be acquired.
     The pro forma results are not necessarily indicative of what actually would have occurred if the Olson's merger and recapitalization had been in effect for the period presented, are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations. Nonrecurring charges of $1.4 million directly resulting from the recapitalization are not reflected in the pro forma information for the 53 weeks ended December 31, 1994.


--------------------------------------------------------------------------------

                                     NOTE K
                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Following is a presentation of selected financial data for each of the four quarters of 1994 and 1993. (In thousands except earnings per share):

--------------------------------------------------------------------------------

                                       First        Second          Third         Fourth
                                     Quarter       Quarter        Quarter        Quarter
                                  (12 weeks)    (12 weeks)     (12 weeks)     (17 weeks)
                                 -----------   -----------    -----------    -----------
1994
Sales                               $120,986      $127,182       $135,471       $192,239
Cost of sales and
   related occupancy expenses         90,446        94,624        101,241        144,401
Gross margin                          30,540        32,558         34,230         47,838
Operating income                       8,144         9,627          9,040         12,400
Interest income                          162           189            221            361
Net earnings                           5,451         6,444          6,082          8,399
Earnings per share                       .28           .33            .31            .43
Average shares outstanding            19,594        19,547         19,695         19,685
--------------------------------------------   -----------    -----------    -----------
                                       First        Second          Third         Fourth
                                     Quarter       Quarter        Quarter        Quarter
                                  (12 weeks)    (12 weeks)     (12 weeks)     (16 weeks)
                                 -----------   -----------    -----------    -----------
1993
Sales                               $116,043      $119,753       $118,842       $163,622
Cost of sales and
   related occupancy expenses         86,577        88,896         88,646        122,777
Gross margin                          29,466        30,857         30,196         40,845
Operating income                       9,183         9,691          9,018         11,007
Interest income                          187           219            229            243
Net earnings                           6,240         6,607          5,753          7,394
Earnings per share                       .32           .34            .29            .38
Average shares outstanding            19,580        19,659         19,646         19,607
--------------------------------------------   -----------    -----------    -----------

                                       32

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT





--------------------------------------------------------------------------------


Board of Directors and Shareholders
Quality Food Centers, Inc.
Bellevue, Washington

We have audited the accompanying balance sheets of Quality Food Centers, Inc. as of December 31, 1994 and December 25, 1993, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such financial statements present fairly, in all material respects, the financial position of Quality Food Centers, Inc. as of December 31, 1994 and December 25, 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.




/S/ Deloitte & Touche llp

Deloitte & Touche llp
March 15, 1995
Seattle, Washington

                                       33