Form 10-K405, Exhibit 13
period 1995-12-30
QUALITY FOOD CENTERS INC
filed 1996-03-29
CIK 804333

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

FISCAL YEAR ENDED
(IN THOUSANDS EXCEPT
PER SHARE DATA)              DEC. 30, 1995  DEC. 31, 1994(2)  DEC. 25, 1993  DEC. 26, 1992  DEC. 28, 1991
------------------------     -------------  ----------------  -------------  -------------  -------------
Sales                           $729,856        $575,879         $518,260       $460,107       $395,151
Operating income                  42,777          39,212           38,897         36,845         29,987
Interest expense                   9,639              --               --             --             --
Net earnings                      20,216(1)       26,376           25,994         25,076         20,647
Earnings per share                  1.28(1)         1.34             1.33           1.28           1.06
Weighted average
     shares outstanding           15,830          19,656           19,592         19,623         19,510
Cash dividends
     per share                  $    .05        $    .20         $    .15       $     --       $     --
Total assets                     282,878         207,914          181,275        150,974        115,922
Long-term debt                   164,500              --               --             --             --
Shareholders' equity              45,368         158,178          133,620        108,345         81,169
Depreciation and
     amortization                 16,169          11,605            9,283          7,782          6,511

(1) Includes one-time charge of $1.4 million, or $.08 per share, resulting from the Company's recapitalization completed in March 1995.

(2)  53-week fiscal year.

FINANCIAL REVIEW


OVERVIEW

QFC reported record results for its ninth consecutive year since going public in 1987 and the Company's margins and financial ratios remain among the highest in the supermarket industry. 1995 was a challenging year for the Company as it faced its fourth consecutive year of food price deflation, a continued soft regional economy, a more cautious consumer and a supermarket industry that remained highly competitive.These factors, along with several competitive store remodels and new store openings near the Company's stores, caused a decrease in comparable store sales for 1995 and resulting pressure on operating margins.In addition, the Company experienced its most significant growth in its 40-year history, adding 17 stores, or 609,000 square feet -- a 46% increase -- primarily through acquisitions completed during March of 1995. This growth produced a significant increase in sales and operating income for the year, but resulted in lower operating margins due to higher occupancy costs, start-up and pre-opening expenses, and additional amortization due to goodwill and other intangibles created in connection with the acquisitions.

    Another significant development in 1995 was the major recapitalization completed in March, where the Company reduced its outstanding shares by six million and incurred $164.5 million in long-term debt, whereas the Company had no long-term debt at the beginning of the year.The recapitalization resulted in lower cash balances, less interest income and significant interest expense. Further, during the first quarter of 1995, the Company recorded a one-time charge of $1.4 million for nondeductible expenses associated with the recapitalization.

    This annual report contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made in this report. These include, but are not limited to, the competitive environment in the supermarket industry generally and specifically in the Company's market areas, economic conditions, inflation, cost changes, and changes in the Company's expansion plans.

The table below sets forth items in the Company's statements of earnings as a percentage of sales:

                                                 1995      1994     1993
--------------------------------------------------------------------------
Sales                                           100.0%    100.0%   100.0%
Cost of sales & related occupancy expenses       75.4      74.8     74.7
--------------------------------------------------------------------------
Gross margin                                     24.6      25.2     25.3
Marketing, general & administrative expenses     18.7      18.4     17.8
--------------------------------------------------------------------------
Operating income                                  5.9       6.8      7.5
Interest income                                    .1        .2       .2
Interest expense                                  1.3        --       --
Other expense                                      .2        --       --
--------------------------------------------------------------------------
Earnings before income taxes                      4.5       7.0      7.7
Taxes on income                                   1.7       2.4      2.7
--------------------------------------------------------------------------
Net earnings                                      2.8%      4.6%     5.0%
--------------------------------------------------------------------------
--------------------------------------------------------------------------

SALES

Over the past three years, sales increases have been driven primarily by the acquisition and opening of new stores and the expansion and remodeling of existing stores.

                                                1995    1994    1993
----------------------------------------------------------------------
Total sales increase                            26.7%   11.1%   12.6%
Store square footage increase                   46.2%   22.1%   19.0%
Comparable store sales increase (decrease)      (1.7)%   (.5)%   2.9%
----------------------------------------------------------------------

    The Company's sales increases have been lower than the increases in store square footage because the majority of square feet added was from new and acquired stores open for a partial year, and whose sales per square foot are significantly lower than newly remodeled or older, more mature stores.

    Sales per square foot of selling space were $548, $619 and $681 in 1995, 1994 and 1993. This trend and the decreases in comparable store sales (which excluded sales in stores opened or remodeled during the previous 12 months and the 53rd week of 1994) during the last two years are the result of several factors: new, larger and less mature stores are becoming a more significant part of the Company's sales, older stores are maturing to a level where substantial sales growth is more difficult, and the Company has experienced food price deflation combined with a softer regional economy. In addition to these factors, the decreases in 1995 were largely due to the Company experiencing lower sales in certain existing stores due to the Company's competitors opening new, replacing or remodeling an unusually large number of their stores that are located near the Company's stores during the fourth quarter of 1994 and throughout 1995, combined with 1994 sales that were higher than normal in the Company's affected stores due to the closure of certain of these competitors' stores while they were being remodeled or replaced. In addition, the Company has followed a strategy of opening stores in certain locations that enhance the Company's competitive position and protect its market share but reduce sales in nearby existing stores. Management believes that the trend in comparable store sales will continue in the first half of 1996 but will improve in the second half of the year as the Company laps the dates of many of the store openings and remodelings which impacted the Company's stores in 1995. Further, modest inflation is anticipated for 1996 and the regional economy is projected to be healthier than in recent years. The Company expects the maturing of its newer stores, its continuing commitment to customer service and quality merchandise, its expanding marketing and merchandising efforts and the long-term benefits from its store expansion and remodeling program to help build comparable store sales, as they have historically.

    Sales for 1995 were $729.9 million, an increase of $154 million, or 26.7%. Excluding the impact of the 53rd week in 1994, sales would have increased 29%. This large sales gain was due primarily to the acquisition of 16 stores and construction of one new store in 1995.

    Sales for 1994 reached $575.9 million, an increase of $57.6 million, or 11.1%, reflecting the addition of seven stores and the additional week due to 1994 being a 53-week year.

    Sales for 1993 were $518.3 million, an increase of $58.2 million, or 12.6%.

INFLATION

In 1995, the Company's sales reflected food price deflation of nearly 1% in the first two quarters, flat prices in the third quarter, and after more than three years of deflation, food price inflation of approximately .5% during the fourth quarter. During 1994 and 1993, the Company's sales reflected food price deflation of approximately 1.4% and less than 1%, respectively.

COST OF SALES AND RELATED OCCUPANCY EXPENSES

Cost of sales and related occupancy expenses increased .6% of sales in 1995 due primarily to lower initial margins and higher occupancy expenses in the new and acquired stores due to the larger square footage and higher rent structure in the newer stores. Also, due to the slight inflation during the fourth quarter of 1995, the Company recorded a $619,000 charge for its last-in, first-out (LIFO) inventory method, whereas the adjustment for LIFO inventory resulted in no change in cost of sales in 1994 and an increase of $25,000 in 1993.

    The slight increase in cost of sales in 1994 was due to promotional pricing for the opening of new and remodeled stores, ongoing competitive pricing and rising occupancy costs, including depreciation and amortization resulting from new and remodeled stores. The impact of these factors on gross margin over the last three years has been largely mitigated by a larger portion of sales coming from higher margin service departments, more effective merchandising and buying and reduced inventory shrinkage due to improved systems and controls.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

Marketing, general and administrative expenses (operating expenses) as a percent of sales, increased .3% of sales to 18.7% in 1995 after a .6% of sales increase in 1994. These increases resulted from various factors. While sales reflect continued deflation, rates for certain operating expenses, such as store labor and utilities, continued to increase and the decline in sales in stores affected by competitive openings resulted in deleveraging of operating expenses. Also, lower sales per square foot and higher expenses associated with new stores had an impact on operating expenses. Operating expenses in 1995 also include an additional $1.7 million in amortization arising from intangibles created in connection with 1995 acquisitions. These expense increases were partially offset during the fourth quarter when the Company's chairman and chief executive officer received stock options in lieu of a management fee, which would have been approximately $479,000. The Company continues to focus on controlling operating expenses and improving productivity while maintaining superior service levels and high product quality and selection in well-maintained stores.

OPERATING INCOME

Operating income increased 9.1% in 1995 after an increase of less than 1% in 1994. Operating margins decreased from 7.5% of sales in 1993 to 6.8% of sales in 1994 and 5.9% of sales in 1995. The declines were due to higher cost of sales and occupancy expenses and higher operating expenses as described above. The Company anticipates operating margins will stabilize in 1996 based upon its current expansion plans.

INTEREST

Interest income decreased $431,000 during the year ended December 30, 1995, compared to the same period in 1994, reflecting lower cash balances due to the recapitalization completed in March 1995. Interest income increased $53,000 in 1994 over 1993 due to higher cash balances and interest rates.

    Interest expense of $9.6 million for 1995 reflected interest on the debt assumed (and refinanced) in the Olson's merger and debt incurred in connection with the recapitalization. Interest expense was net of approximately $167,000 of interest capitalized in connection with store construction and remodeling costs incurred during 1995. The Company had no borrowings or related interest expense in 1994 or 1993.

INCOME TAXES

The Company's effective income tax rate was 37.3% for 1995 due to the nondeductible amortization of goodwill and certain other assets that were included in the Olson's merger and the nondeductible $1.4 million charge relating to the Company's recapitalization. This compares to an effective tax rate of 34.3% in 1994 and 34.7% in 1993.

NET EARNINGS

While 1995 operating income was higher than in 1994, net earnings declined from $26.4 million to $20.2 million due to an increase in net interest expense of $10 million, the higher effective tax rate and the $1.4 million one-time charge incurred in connection with the recapitalization. Reflecting the new capital structure, weighted average shares outstanding declined from 19.7 million in 1994 to 15.8 million in 1995. Earnings per share were $1.28 for 1995 compared with $1.34 in 1994 and $1.33 in 1993. Excluding the $1.4 million one-time charge, net earnings and earnings per share in 1995 would have been $21.6 million and $1.36, respectively. Higher operating and interest income and a slightly lower effective tax rate than in 1993 resulted in a 1.5% increase in net earnings in 1994 to $26.4 million.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity has been cash generated from operations. In 1995, in connection with its recapitalization, the Company also entered into a credit facility that is now an additional source of liquidity for the Company. The Company's cash and cash equivalents decreased $24.2 million in 1995 to $10.9 million. The Company's ratio of current assets to current liabilities decreased to 1.09 to 1 at December 30, 1995, compared to 1.58 to 1 at December 31, 1994.

   The Company's expansion and remodeling and new store activities for the period from 1986 through 1995 are summarized below:

                                 NEW OR       SQUARE           CAPITAL
           MAJOR               ACQUIRED         FEET      EXPENDITURES
        REMODELS  RE-REMODELS    STORES        ADDED    (IN THOUSANDS)
----------------------------------------------------------------------
1986           3            -         1       58,000          $  3,500
1987           2            -         -        8,000             5,700
1988           5            -         -       16,000             7,600
1989           2            -         2       85,000             9,900
1990           1            2         3      107,000            16,600
1991           2            1         3      127,000            25,900
1992           5            1         3      137,000            26,800
1993           3            -         5      173,000            43,000
1994           2            2         7      239,000            28,200
1995           5            2        17      609,000            89,100
----------------------------------------------------------------------
Total         30            8        41    1,559,000          $256,300
----------------------------------------------------------------------
----------------------------------------------------------------------

   1995 was the Company's most active year to date in terms of growth with an increase in square footage of 46% from the 17 stores added. The Company's new 41,000 square foot Northgate replacement store opened on March 20, 1996. Construction of a 66,000 square foot replacement store at the University Village and the new 45,000 square foot Harvard Market store is underway. The Company has completed two store remodels in 1996 and several others are planned. In addition, the Company has secured a number of other sites that are still in the entitlement process or subject to other contingencies and is actively pursuing other new store locations and acquisition opportunities.

   The Company owns the real estate at five of its 62 store facilities in operation. The Company owns the strip shopping centers where three of these stores are located; however, the real estate operations of these centers are currently insignificant to the Company's results of operations. Another shopping center owned by the Company was sold during the first quarter of 1995 and the others are for sale, however, the Company plans to retain ownership of its store buildings and pads. The remaining stores are leased under long-term operating leases.

   Capital expenditures, which include the purchase of land, fixtures, equipment and leasehold improvements, as well as the purchase of leasehold interests, other property rights, goodwill and covenants not to compete, were $89.1 million in 1995 (which includes $60.1 million related to the Olson's merger) and are projected to be approximately $30 million in 1996 based on the Company's announced plans, and to remain substantial in subsequent years as the Company continues to expand and remodel existing stores and acquire and open new stores.

   During 1994, the Company paid cash dividends of $0.20 per share of the Company's common stock totaling $3.9 million and a dividend of $0.05 per share was paid in February 1995, totaling $1.0 million. The payment of dividends has been discontinued because the credit facility described below restricts the payment of dividends prior to 1997.

   The $220.0 million credit facility entered into in connection with the recapitalization consists of a term loan of $140.0 million and revolving credit loans of up to $80.0 million. Principal repayments of the term loan are due in equal quarterly installments from March 1997 through September 2001. The revolving loans are available for general corporate purposes and any outstanding amounts would become due in September 2001. At the Company's option, the interest rate per annum applicable to the credit facility is either (1) the greater of the bank agent's reference rate or .5% above the federal funds rate or (2) IBOR plus a margin of 1.25% initially, with margin reductions if the Company meets specified financial ratios. The credit facility contains a number of significant covenants that, among other things, restrict the ability of the Company to incur additional indebtedness or incur liens on its assets, in each case subject to specified exceptions, impose specified financial tests as a precondition to the Company's acquisition of other businesses, prohibit the Company from making certain restricted payments (including dividends) and restrict the Company from making share repurchases above certain amounts before January 1, 1997 and, subject to specified financial tests, restrict its ability to make such payments and repurchases thereafter. In addition, the Company is required to comply with specified financial ratios and tests, including a maximum debt to cash flow ratio, minimum ratios of cash flow to fixed charges, a minimum accounts payable to inventory ratio and a minimum net worth test. The credit facility is secured by a lien on all of the Company's receivables and intangible assets. The Company had $164.5 million of borrowings under the facility with an interest rate of 125 basis points over IBOR, or 7.0% at December 30, 1995. The Company is currently in compliance with all financial covenants contained in the credit facility.

   The amount of the credit facility is significantly higher than the Company's planned current financing needs, which will help to accommodate other future growth opportunities. While the Company believes the credit facility and existing cash and cash generated from operations will be adequate to fund planned expansion, the Company believes it can readily obtain additional capital, if needed, through other institutional financing or further issuance of debt or equity securities.

   Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," was recently issued and is effective for the Company's fiscal year ending December 28, 1996. The Company, as allowed, intends to continue to measure stock-based compensation using its current method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25. The Company will be required to disclose certain additional information related to its stock options and Employee Stock Purchase Plan; however, management believes the impact to the financial statements, taken as a whole, will not be material.

STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994,
AND DECEMBER 25, 1993


                                                        1995           1994           1993
------------------------------------------------------------------------------------------
Sales                                           $729,855,999   $575,878,589   $518,259,868
Cost of sales and related occupancy expenses     550,434,224    430,711,080    386,895,474
Marketing, general and administrative expenses   136,644,381    105,955,569     92,467,509
------------------------------------------------------------------------------------------
Operating income                                  42,777,394     39,211,940     38,896,885
Interest income                                      501,249        932,596        879,687
Interest expense                                   9,639,405              -              -
Other expense                                      1,400,000              -              -
------------------------------------------------------------------------------------------
Earnings before income taxes                      32,239,238     40,144,536     39,776,572
Taxes on income:
     Current                                      10,087,000     11,593,000     11,207,000
     Deferred                                      1,936,000      2,175,000      2,576,000
------------------------------------------------------------------------------------------
Total taxes on income                             12,023,000     13,768,000     13,783,000
------------------------------------------------------------------------------------------
Net earnings                                    $ 20,216,238   $ 26,376,536   $ 25,993,572
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Earnings per share                              $       1.28   $       1.34   $       1.33
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Weighted average shares outstanding               15,830,000     19,656,000     19,592,000
------------------------------------------------------------------------------------------
Dividends per common share                      $        .05   $        .20   $        .15
------------------------------------------------------------------------------------------


See notes to financial statements.

                                                                              33
STATEMENTS OF SHAREHOLDERS' EQUITY


                                           COMMON STOCK           RETAINED
                                       SHARES        AMOUNT       EARNINGS              TOTAL
----------------------------------------------------------------------------------------------
Balance at December 26, 1992       19,233,684    $22,395,240    $85,950,068       $108,345,308
Net earnings                                -              -     25,993,572         25,993,572
Common stock issued                   115,463      1,980,582              -          1,980,582
Tax benefit related
     to stock options                       -        199,829              -            199,829
Cash dividends ($.15 per share)             -              -     (2,899,049)        (2,899,049)
----------------------------------------------------------------------------------------------
Balance at December 25, 1993       19,349,147     24,575,651    109,044,591        133,620,242
Net earnings                                -              -     26,376,536         26,376,536
Common stock issued                   131,862      1,992,900              -          1,992,900
Tax benefit related
     to stock options                       -         76,065              -             76,065
Cash dividends ($.20 per share)             -              -     (3,887,905)        (3,887,905)
-----------------------------------------------------------------------------------------------
Balance at December 31, 1994       19,481,009     26,644,616    131,533,222        158,177,838
Net earnings                                -              -     20,216,238         20,216,238
Common stock issued                 1,951,119     45,130,515              -         45,130,515
Common stock repurchased
     (including offering fees
     and expenses aggregating
     $2,849,947)                   (7,000,000)   (43,510,084)  (134,339,863)      (177,849,947)
Tax benefit related
     to stock options                       -        666,987              -            666,987
Cash dividend ($.05 per share)              -              -       (974,050)          (974,050)
----------------------------------------------------------------------------------------------
Balance at December 30, 1995       14,432,128    $28,932,034    $16,435,547      $  45,367,581
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


See notes to financial statements.

BALANCE SHEETS

                                                                       DECEMBER 30,   DECEMBER 31,
                                                                               1995           1994
--------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                              $ 10,932,711   $ 35,162,625
Accounts receivable                                                       9,031,239      3,285,717
Inventories                                                              36,706,259     23,615,073
Prepaid expenses                                                          5,523,611      2,645,579
--------------------------------------------------------------------------------------------------
Total Current Assets                                                     62,193,820     64,708,994
Properties
Land                                                                      8,576,024      9,721,225
Buildings, fixtures and equipment                                       132,594,371     96,096,154
Leasehold improvements                                                   38,766,871     32,577,792
Construction in progress                                                 15,953,743              -
--------------------------------------------------------------------------------------------------
                                                                        195,891,009    138,395,171
Accumulated depreciation and amortization                               (48,810,330)   (36,095,273)
--------------------------------------------------------------------------------------------------
                                                                        147,080,679    102,299,898
Leasehold interest, net of accumulated amortization
     of $9,534,637 and $7,946,985                                        27,953,998     16,133,654
Real estate held for investment                                           5,622,756     19,166,054
Goodwill, net of accumulated amortization of
     $1,008,745 and $136,137                                             34,598,787      2,185,369
Other assets                                                              5,428,115      3,419,633
--------------------------------------------------------------------------------------------------
                                                                       $282,878,155   $207,913,602
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable                                                       $ 34,173,236   $ 24,043,452
Accrued payroll and related benefits                                     12,555,638      9,941,414
Accrued business and sales taxes                                          5,036,853      3,915,494
Other accrued expenses                                                    4,720,079      2,692,404
Federal income taxes payable                                                405,000        340,000
--------------------------------------------------------------------------------------------------
Total Current Liabilities                                                56,890,806     40,932,764
Deferred income taxes                                                     9,992,000      8,803,000
Other liabilities                                                         6,127,768              -
Long-term debt                                                          164,500,000              -
Shareholders' Equity
Common stock, at stated value --
     Authorized 60,000,000 shares
     Issued and outstanding 14,432,128 shares and 19,481,009 shares      28,932,034     26,644,616
Retained earnings                                                        16,435,547    131,533,222
--------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                               45,367,581    158,177,838
--------------------------------------------------------------------------------------------------
                                                                       $282,878,155   $207,913,602
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


See notes to financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994,
AND DECEMBER 25, 1993                                           1995           1994            1993
-------------------------------------------------------------------------------------------------------
Operating Activities
Net earnings                                                $  20,216,238  $ 26,376,536    $ 25,993,572
Adjustments to reconcile net earnings to net
   cash provided by operating activities:
Depreciation and amortization of properties                    12,892,275    10,130,395       8,040,474
Amortization of leasehold interest and other                    3,277,506     1,474,404       1,242,383
Amortization of debt issuance fees                                142,609            --              --
Deferred income taxes                                           1,936,000     2,175,000       2,576,000
Changes in operating assets and liabilities:
Accounts receivable                                            (5,292,349)     (506,700)        164,327
Inventories                                                    (4,550,186)   (4,185,146)     (3,587,343)
Prepaid expenses                                               (2,878,032)     (755,442)       (327,116)
Accounts payable                                                  297,137       (35,120)      1,751,063
Accrued payroll and related benefits                            2,614,224       481,610         603,201
Accrued business and sales taxes                                1,121,359       727,172         406,122
Other accrued expenses                                          2,108,396    (1,066,647)        258,027
Federal income taxes payable                                    1,384,987      (201,000)       (568,000)
-------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                      33,270,164    34,615,062      36,552,710
-------------------------------------------------------------------------------------------------------
Investing Activities
Capital expenditures, net                                     (28,638,585)  (20,983,065)    (39,864,618)
Cash portion of Olson's merger                                (18,000,000)           --              --
Increase in real estate held for investment                      (406,674)   (7,196,079)     (3,156,420)
Other                                                            (531,337)     (710,845)      1,493,830
Proceeds from sale of real estate                               1,340,000            --              --
-------------------------------------------------------------------------------------------------------
Net cash used by investing activities                         (46,236,596)  (28,889,989)    (41,527,208)
-------------------------------------------------------------------------------------------------------
Financing Activities
Proceeds from issuances of common stock                        27,060,515     2,068,965       2,180,411
Common stock repurchased                                     (177,849,947)           --              --
Net proceeds under revolving credit facility                      500,000            --              --
Proceeds from long-term debt                                  140,000,000            --              --
Cash dividends paid                                              (974,050)   (3,887,905)     (2,899,049)
-------------------------------------------------------------------------------------------------------
Net cash used by financing activities                         (11,263,482)   (1,818,940)       (718,638)
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents                                       (24,229,914)    3,906,133      (5,693,136)
Cash and cash equivalents at beginning of period               35,162,625    31,256,492      36,949,628
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                   $ 10,932,711  $ 35,162,625    $ 31,256,492
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 30, 1995, DECEMBER 31, 1994 AND DECEMBER 25, 1993

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Quality Food Centers, Inc. (QFC) is the second largest supermarket chain in the Seattle/Puget Sound region of Washington State, and the largest independent chain. The Company has been in operation since 1954 and currently operates 62 stores and employs over 4,200 people.

Basis of Presentation - The Company's financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates.

Earnings Per Share - Earnings per share is based upon the weighted average number of common shares and common share equivalents outstanding during the period.

Fiscal Year - The Company's fiscal year ends on the last Saturday in December. The years ended December 30, 1995 and December 25, 1993 represent 52-week fiscal years. The year ended December 31, 1994 was a 53-week fiscal year.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company's investment portfolio is diversified and consists of investment grade securities, recorded at cost which approximates market value.

    The Company's cash management system provides for reimbursement of bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank in the aggregate amount of $18,082,833 and $13,004,480 at December 30, 1995 and December 31, 1994, are included in accounts payable.

Construction in Progress - Costs associated with acquiring land, buildings, fixtures and equipment while a store is under construction are recorded as construction in progress. Additionally, the Company capitalizes interest on debt incurred during the construction of a new store. When a store opens, all costs are then transferred to the appropriate property account.

Depreciation and Amortization - Depreciation is provided on the straight-line method over the shorter of the estimated useful lives or 31 1/2 years for buildings and three to ten years for fixtures and equipment. Amortization of leasehold improvements is computed on the straight-line method over the term of the lease or useful life of the assets, whichever is shorter.

Goodwill - Goodwill arises primarily from business acquisitions and represents the cost of purchased businesses in excess of amounts assigned to tangible and identified intangible assets. Goodwill is being amortized over estimated lives of up to 40 years.

Long-lived Assets - The Company periodically reviews long-lived assets, including identified intangible assets and goodwill for impairment to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating expected future cash flows. No such events or circumstances have occurred during 1995.

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

Real Estate Held for Investment - Real estate held for investment includes land and buildings the Company has acquired where it plans to either operate a store in the future or sell the real estate, and is recorded at the lower of cost or market. Upon commencement of construction, costs are transferred to construction in progress.

Reclassifications - Certain prior years' balances have been reclassified to conform to classifications used in the current year.

NOTE B
SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes and interest expense for the last three years was as follows:

                                                         1995         1994          1993
--------------------------------------------------------------------------------------------
Income taxes                                          $8,872,000   $11,718,000   $11,576,000
Interest (net of $166,959 of interest capitalized)     9,328,328            --            --
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

During the first quarter of 1995, the Company acquired all of the outstanding shares of Olson's Food Stores, Inc. in a merger transaction for $60,070,000 (Note K). In connection with the merger, liabilities assumed were as follows:

---------------------------------------------------------------------
Fair value of assets acquired                          $ 69,246,000
Cash paid                                               (18,000,000)
Long-term debt assumed                                  (24,000,000)
Common stock issued                                     (18,070,000)
---------------------------------------------------------------------
Current liabilities assumed                            $  9,176,000
---------------------------------------------------------------------
---------------------------------------------------------------------

During the first quarter of 1995 the Company recorded $4,000,000 as an increase in goodwill and deferred income taxes payable to record deferred income taxes arising from the Olson's merger. In addition, a deferred tax asset and corresponding liability of $5,400,000 were recorded to reflect amounts due the former shareholders of Olson's when tax loss and tax credit carryforwards are utilized by the Company. During 1995, the Company utilized $653,000 of the tax asset to reduce current taxes payable.

NOTE C

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

    On a supplemental basis, if inventories had been valued at the lower of FIFO cost or market, inventories would have increased by $1,984,000 and $1,365,000 as of December 30, 1995 and December 31, 1994, and net earnings would have increased by $402,000 in 1995 and $16,000 in 1993. There was no LIFO adjustment in 1994.

NOTE D

LEASES

The Company leases its administrative offices and 57 of its 62 store facilities in operation under noncancelable operating leases expiring through 2023. Certain of the leases include renewal provisions at the Company's option. Minimum rental commitments under noncancelable leases, which exclude stores to be added in 1996, as of December 30, 1995, are as follows:

                                     YEAR ENDING DECEMBER
---------------------------------------------------------------------------
                                                     1996      $ 14,031,600
                                                     1997        13,817,300
                                                     1998        13,631,300
                                                     1999        13,391,100
                                                     2000        13,415,800
                                               Thereafter       166,611,900
---------------------------------------------------------------------------
                                                               $234,899,000
---------------------------------------------------------------------------
---------------------------------------------------------------------------

    A majority of the store facility leases provide for contingent rentals based upon specified percentages of sales, real estate tax escalation clauses and executory costs. Space in several store facilities has been sublet.

    A summary of rental expense under operating leases is as follows:

                                                1995           1994           1993
----------------------------------------------------------------------------------
Minimum rent                             $12,417,234    $ 8,184,998    $ 7,170,043
Contingent rentals                         1,820,196      1,744,072      1,989,793
Real estate taxes and executory costs      3,565,656      2,321,142      2,029,980
Less sublease rentals                       (569,636)      (164,263)      (161,030)
----------------------------------------------------------------------------------
                                         $17,233,450    $12,085,949    $11,028,786
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

NOTE E

FEDERAL INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and result from differences in the timing of recognition of revenue and expenses for tax and financial statement reporting. The tax effects of significant items comprising the Company's deferred tax liability as of December 30, 1995 and December 31, 1994 are as follows:

                                                                     1995            1994
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Compensated absences                                          $   834,000     $   750,000
Self insurance                                                    321,000         388,000
Other                                                             793,000         688,000
Deferred tax asset arising from Olson's merger (Note K)         4,747,000              --
-----------------------------------------------------------------------------------------
                                                                6,695,000       1,826,000
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Accelerated depreciation                                       11,338,000       9,813,000
Multi-employer pension contribution                               724,000         558,000
Deferred tax liability arising from Olson's merger (Note K)     4,000,000              --
Other                                                             625,000         258,000
-----------------------------------------------------------------------------------------
                                                               16,687,000      10,629,000
-----------------------------------------------------------------------------------------
Net deferred tax liability                                    $ 9,992,000     $ 8,803,000
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

    No valuation allowance was necessary for the deferred tax assets at December 30, 1995 and December 31, 1994.

    The differences between the Company's effective income tax rates and the federal statutory rates are summarized as follows:

                                                  1995      1994     1993
-----------------------------------------------------------------------------
Statutory rate                                    35.0%     35.0%    35.0%
Nondeductible goodwill                              .9        --       --
Nondeductible recapitalization fees                1.6        --       --
Other (primarily interest on tax-free
     municipal securities)                         (.2)      (.7)     (.7)
Revaluation of deferred tax liability
     due to tax rate change                         --        --       .4
-----------------------------------------------------------------------------
Effective tax rate                                37.3%     34.3%    34.7%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

NOTE F
--------------------------------------------------------------------------------
LONG-TERM DEBT

In March 1995, the Company entered into a $220,000,000 credit facility to finance the repurchase of its shares pursuant to a self-tender offer (Note L) and to finance a portion of the Olson's merger (Note K). The credit facility consists of a term loan of $140,000,000 and revolving credit loans of up to $80,000,000.

    Principal repayments of the term loan are due in quarterly installments from March 1997 through September 2001. The revolving loans are available on a revolving credit basis for general corporate purposes and any outstanding amounts would become due in September 2001. At the Company's option, the interest rate per annum applicable to the credit facility is either (1) the greater of the bank agent's reference rate or .5% above the federal funds rate or (2) IBOR plus a margin of 1.25% initially, with margin reductions if the Company meets specified financial ratios. At December 30, 1995, the borrowings under the credit facility bore interest at an average rate of approximately 7.0%. Additionally, the credit facility requires a commitment fee of .37% on the average daily unused portion of the revolving credit loans, computed on a quarterly basis in arrears.

    The credit facility contains a number of significant covenants that, among other things, restrict the ability of the Company to incur additional indebtedness or incur liens on its assets, in each case subject to specified exceptions, impose specified financial tests as a precondition to the Company's acquisition of other businesses, prohibit the Company from making certain restricted payments (including dividends) and restrict the Company from making share repurchases above certain amounts before January 1, 1997 and, subject to specified financial tests, restrict its ability to make such payments and repurchases thereafter. In addition, the Company is required to comply with specified financial ratios and tests, including a maximum debt to cash flow ratio, minimum ratios of cash flow to fixed charges, a minimum accounts payable to inventory ratio and a minimum net worth test. The credit facility is secured by a lien on all of the

Company's receivables and intangible assets. The carrying amount of this debt approximates fair market value, as rates are approximately equal to those currently available to the Company for similar purposes.

    As of December 30, 1995, long-term debt matures as follows:

                                             YEAR ENDING DECEMBER
--------------------------------------------------------------------------------
                                                             1996   $         --
                                                             1997     25,200,000
                                                             1998     25,200,000
                                                             1999     29,400,000
                                                             2000     35,000,000
                                                       Thereafter     49,700,000
--------------------------------------------------------------------------------
                                                                    $164,500,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE G
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES

The Company is involved in various matters of litigation, all arising in the ordinary course of business. In the opinion of management, the ultimate outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE H
--------------------------------------------------------------------------------
RELATED PARTY TRANSACTIONS

Pursuant to an agreement with its chairman and chief executive officer, the Company pays a management fee of up to 0.2% of sales as compensation for management advisory services. The Company does not pay a salary or bonus to its chairman and chief executive officer. Management fee expense under the agreement for 1995, 1994 and 1993 was $981,068, $1,151,757 and $1,036,520.
During the fourth quarter of 1995, in lieu of the management fee, which would have been approximately $479,000, the Company granted stock options for 58,900 shares of its stock under the Company's 1993 Executive Stock Option Plan (Note
J) to its chairman and chief executive officer.

    In August 1993, two partnerships which include the Company's chairman and chief executive officer acquired the 24-acre University Village Shopping Center, where one of the Company's stores is located and which is adjacent to the 8.8 acre parcel of land the Company acquired in 1991. In connection with the transaction, the Company negotiated with the partnerships for certain property rights and lease modifications, which among other rights, provide the Company with the right to be the exclusive grocery store in the center, the right to relocate its store and a lease term extension of 15 years. The Company paid $4,960,000 for these rights, which is included in Leasehold Interest and is being amortized over the life of the lease. Rentals and common area and real estate tax reimbursements paid to the partnerships were at the same rates paid to the previous owner of the center and totaled approximately $683,000, $715,000 and $244,000 for 1995, 1994 and 1993.

    During 1995, the Company assumed a lease for one of its stores included in the Olson's merger (Note K) where the landlord is an entity that is controlled by a member of the Company's Board of Directors. Rental payments for the store, which include reimbursements for common area maintenance and real estate taxes, totaled $142,000 during 1995. The lease terminates in April 2001, with options to renew through April 2035. In addition, during 1995 the Company purchased approximately $1,673,000 of products from an entity owned by certain family members of the same member of its Board of Directors.

    The Company's president is a member of the board of directors of the Associated Grocers, Inc. (A.G.) cooperative, which became one of the Company's major suppliers in 1995. Amounts paid to A.G. for products and services totaled $44,903,000 for 1995.

NOTE I
--------------------------------------------------------------------------------
RETIREMENT PLANS

The Company participates in a union administered multi-employer defined benefit pension plan for employees covered by collective bargaining agreements. The contributions under this plan were $3,067,232, $2,386,971 and $2,166,699 for 1995, 1994 and 1993.

    The Company's defined contribution profit-sharing plan includes employees not covered by collective bargaining agreements who meet certain service requirements. Contributions to the plan are based on a percentage of gross wages and are made at the discretion of the Company. The Company's profit-sharing expense was $548,000, $467,000 and $372,000 for 1995, 1994 and
1993.

    The Company maintains a voluntary defined contribution retirement plan qualified under Section 401(k) of the Internal Revenue Code of 1986, available to all eligible employees not covered by collective bargaining agreements. The Company does not currently match employee contributions to the plan.

NOTE J
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

In March 1987, the Company adopted an Incentive Stock Option Plan, under which options vest ratably over five years and expire after 10 years from the date of grant. In December 1989, the Company adopted its Directors' Nonqualified Stock Option Plan for non-employee (non-affiliated) directors of the Company, under which nonqualified options vest ratably over three years and expire, with certain exceptions, ten years after the date of grant. In 1993, the Company's shareholders approved the 1993 Executive Stock Option Plan, under which nonqualified options vest ratably over five years and expire after 10 years. For all the plans, the exercise price must not be less than the fair market value of the common stock at the date of grant.

    These plans provide for the grant of options to acquire up to 2,300,000 shares of common stock to officers, directors and employees. Options for 1,365,778 shares granted to 692 employees and four directors were outstanding at December 30, 1995. Stock option activity under these plans for the last three years was as follows:

                                                   NUMBER        OPTION PRICE
                                                OF SHARES           PER SHARE
-------------------------------------------------------------------------------
Outstanding, December 26, 1992                    686,490   $ 3.25  to $34.00
Granted                                           205,800    25.50  to  32.75
Forfeited                                          (3,930)    6.06  to  34.00
Exercised                                         (54,841)    3.25  to  31.38
-------------------------------------------------------------------------------
Outstanding, December 25, 1993                    833,519     3.25  to  34.00
Granted                                           204,200    21.00  to  22.75
Forfeited                                         (11,610)    6.06  to  34.00
Exercised                                         (40,656)    3.25  to  17.25
-------------------------------------------------------------------------------
Outstanding, December 31, 1994                    985,453     3.25  to  34.00
Granted                                           514,950    20.125 to  24.125
Forfeited                                         (20,730)   17.25  to  34.00
Exercised                                        (113,895)    3.25  to  22.50
-------------------------------------------------------------------------------
Outstanding, December 30, 1995                  1,365,778   $ 3.25  to $34.00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Exercisable, December 30, 1995                    582,089   $ 3.25  to $34.00
-------------------------------------------------------------------------------

   In 1990, the Company adopted an Employee Stock Purchase Plan under which 500,000 shares of the Company's common stock are reserved for issuance to employees. Employees are eligible to participate through payroll deductions in amounts related to their basic compensation. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period. Under the plan, 84,283, 91,206 and 60,622 shares were issued to 956, 1,061 and 1,088 employees, in 1995, 1994 and 1993. As of December 30, 1995, payroll deductions totaling $1,357,000 on behalf of approximately 1,268 employees were accrued for purchase of shares on March 31, 1996.

   Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," was recently issued and is effective for the Company's fiscal year ending December 28, 1996. The Company, as allowed, intends to continue to measure stock-based compensation using its current method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25. The Company will be required to disclose certain additional information related to its stock options and Employee Stock Purchase Plan; however, management believes the impact to the financial statements, taken as a whole, will not be material.

NOTE K
-------------------------------------------------------------------------------
OLSON'S MERGER

On March 2, 1995 the principal operations of Olson's Food Stores, Inc. were merged into the Company, including assets and liabilities related to 12 of its grocery stores and its interest in certain grocery stores in various stages of development, and its rights to several other future sites.

The merger was effected through an acquisition of 100% of the outstanding voting securities of Olson's for $18,000,000 cash, 752,941 shares of the Company's common stock, which as of March 2, 1995 had a value of $18,070,000, and the assumption by the Company of approximately $24,000,000 of indebtedness of Olson's. The merger has been accounted for under the "purchase" method of accounting.

   Goodwill of $32,367,000 is being amortized over a period of 35 years. Because the merger was a statutory merger, the Company has a carryover tax basis and amortization of the excess of the book value over the tax basis of the assets included in the merger is not deductible for federal income tax purposes.

   The Company has recorded $4,000,000 to goodwill and deferred income taxes to give effect to deferred income taxes arising from the Olson's merger. Further, as part of the merger agreement, the Company agreed to remit the benefits, if any, of Olson's net operating loss carryforwards totaling approximately $12,000,000 and certain other tax credit carryforwards totaling approximately $1,200,000 to the former shareholders of Olson's when utilized. A deferred tax asset and a corresponding liability of $5,400,000 related to these carryforward items were recorded in the Company's financial statements. During 1995, the Company utilized $653,000 of the tax asset to reduce current taxes payable.

   Following is a summary of the assets and liabilities recorded as a result of the Olson's merger:

--------------------------------------------------------------------
Cash                                                   $   182,000
Inventories                                              8,541,000
Other Current Assets                                       453,000
--------------------------------------------------------------------
   Total Current Assets                                  9,176,000
Property Plant and Equipment (net)                      18,087,000
Leasehold Interest                                      12,829,000
Goodwill                                                32,367,000
Other Assets                                             7,487,000
Current Liabilities                                     (9,176,000)
Deferred Income Taxes                                   (4,000,000)
Other Liabilities                                       (6,700,000)
--------------------------------------------------------------------
                                                       $60,070,000
--------------------------------------------------------------------
--------------------------------------------------------------------

    The $24,000,000 in long-term debt assumed in connection with the Olson's merger was partially repaid with cash and partially refinanced with $15,000,000 in borrowings under the Company's credit facility.

    Pursuant to the merger agreement, the former shareholders of Olson's are required to pay to the Company the excess of Olson's current liabilities over current assets as of the merger date. Such amount totalled $10,216,000, of which $2,539,000 remained payable to the Company at December 30, 1995.

NOTE L
--------------------------------------------------------------------------------
RECAPITALIZATION

During the second quarter of 1995, the Company successfully completed its recapitalization plan announced in December 1994. The Company's self-tender offer that commenced on January 18, 1995, for up to 7,000,000 shares of its common stock at a price of $25.00 per share payable in cash expired on March 17, 1995. On March 29, 1995, the Company purchased 7,000,000 shares of its common stock and entered into a new $220,000,000 credit facility to finance the tender offer, Olson's merger and provide additional capital. Additionally, the Company sold 1,000,000 newly issued shares of its common stock to Zell/Chilmark Fund L.P. (Zell/Chilmark) at $25.00 per share on March 29, 1995. Zell/Chilmark acquired an additional 2,975,000 shares at $25.00 per share, plus an amount equal to a 5% annual return on such amount from March 17, 1995 through January 16, 1996, directly from the Company's chairman and chief executive officer in a separate transaction that closed on January 16, 1996.

   To reflect the net reduction in shareholders' equity resulting from the recapitalization, the Company reduced retained earnings to zero at the beginning of the second quarter of 1995 and allocated the remaining amount as a reduction to common stock.

   Fees payable in connection with the recapitalization aggregated approximately $4,250,000. During the first quarter of 1995, $1,400,000 of these fees were recorded as a one-time expense, which is not deductible for federal income tax purposes. The remaining costs of $2,849,947 were recorded as a direct reduction to shareholders' equity.

NOTE M
--------------------------------------------------------------------------------
PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

   The following pro forma financial information sets forth historical information which has been adjusted to reflect the Olson's merger and the recapitalization described in Notes K and L. The pro forma information is presented as of and for the year ended December 31, 1994. Olson's historical information is as of and for the year ended October 29, 1994. The pro forma statement of earnings information assumes the transactions have taken place at the beginning of the period presented, while the pro forma balance sheet information assumes the transactions have occurred on December 31, 1994.

CONDENSED STATEMENTS OF EARNINGS INFORMATION (IN THOUSANDS EXCEPT PER SHARE
DATA)
--------------------------------------------------------------------------------

                                                          PRO FORMA  ADJUSTMENTS
                                                         -------------------------      PRO FORMA
                         DEC. 31, 1994     OLSON'S       OLSON'S  RECAPITALIZATION  DEC. 31, 1994
-------------------------------------------------------------------------------------------------
Sales                         $575,879    $112,098       $     -           $     -       $687,977
Net earnings                    26,376       3,685       (2,591)            (7,937)        19,533
Earnings per share                1.34         N/A             -                 -           1.36
Weighted average
     shares outstanding         19,656         N/A           753            (6,000)        14,409
-------------------------------------------------------------------------------------------------


     CONDENSED BALANCE SHEET INFORMATION (IN THOUSANDS)
-------------------------------------------------------------------------------------------

                                                    PRO FORMA ADJUSTMENTS
                                                  --------------------------      PRO FORMA
                          DEC. 31, 1994  OLSON'S   OLSON'S  RECAPITALIZATION  DEC. 31, 1994
-------------------------------------------------------------------------------------------
Current assets                 $ 64,709  $ 7,694  $(18,000)        $  (5,500)      $ 48,903
Property, plant
     and equipment              102,300   16,721         -                 -        119,021
Other assets                     40,905      961    42,388             1,200         85,454
-------------------------------------------------------------------------------------------
                               $207,914  $25,376  $ 24,388         $  (4,300)      $253,378
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

Current liabilities            $ 40,933  $ 7,694  $      -         $       -       $ 48,627
Long-term debt                        -    6,583    17,417           150,000        174,000
Deferred income
     taxes                        8,803       -          -                 -          8,803
Shareholders'
     equity                     158,178   11,099     6,971          (154,300)        21,948
-------------------------------------------------------------------------------------------
                               $207,914  $25,376  $ 24,388         $  (4,300)      $253,378
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


   Pro forma adjustments to the balance sheet information reflect the reduction in cash, increase in long-term debt and change in common stock outstanding as a result of the Olson's merger and the recapitalization. Pro forma adjustments to the statement of earnings information reflect the related reduction in interest income, increase in interest expense and additional depreciation and amortization of the excess of the price paid in connection with the Olson's merger over the fair value of the net tangible assets acquired.

   The pro forma results are not necessarily indicative of what actually would have occurred if the Olson's merger and the recapitalization had been in effect for the period presented, are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations. Nonrecurring charges of $1,400,000 directly resulting from the recapitalization are not reflected in the pro forma information for the 53 weeks ended December 31, 1994.

NOTE N
--------------------------------------------------------------------------------
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a presentation of selected financial data for each of the four quarters of 1995 and 1994. (In thousands except earnings per share):
-------------------------------------------------------------------------------

                                 FIRST      SECOND       THIRD      FOURTH
                               QUARTER     QUARTER     QUARTER     QUARTER
                            (12 WEEKS)  (12 WEEKS)  (12 WEEKS)  (16 WEEKS)
--------------------------------------------------------------------------
1995
Sales                         $138,938    $175,539    $176,057    $239,322
Cost of sales and related
     occupancy expenses        104,656     131,659     132,861     181,257
Gross margin                    34,282      43,880      43,196      58,065
Operating income                 7,712      11,071      10,099      13,896
Interest income                    273          76          76          76
Interest expense                    72       2,875       2,938       3,754
Other expense                    1,400           -           -           -
Net earnings                     3,781       5,277       4,612       6,546
Earnings per share                 .19         .36         .32         .45
Average shares outstanding      19,842      14,821      14,553      14,548
--------------------------------------------------------------------------

                                 FIRST      SECOND       THIRD      FOURTH
                               QUARTER     QUARTER     QUARTER     QUARTER
                            (12 WEEKS)  (12 WEEKS)  (12 WEEKS)  (17 WEEKS)
--------------------------------------------------------------------------
1994
Sales                         $120,986    $127,182    $135,471    $192,239
Cost of sales and related
     occupancy expenses         90,446      94,624     101,241     144,401
Gross margin                    30,540      32,558      34,230      47,838
Operating income                 8,144       9,627       9,040      12,400
Interest income                    162         189         221         361
Net earnings                     5,451       6,444       6,082       8,399
Earnings per share                 .28         .33         .31         .43
Average shares outstanding      19,594      19,547      19,695      19,685
--------------------------------------------------------------------------

INDEPENDENT AUDITORS

Board of Directors and Shareholders
Quality Food Centers, Inc.
Bellevue, Washington

We have audited the accompanying balance sheets of Quality Food Centers, Inc. as of December 30, 1995 and December 31, 1994, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the financial position of Quality Food Centers, Inc. as of December 30, 1995 and December 31, 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
March 20, 1996
Seattle, Washington